UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Relevant information regarding assignment agreement for the acquisition of certain shares issued by BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A.

Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that the company has entered into an assignment agreement (“Assignment”) for the acquisition of certain shares issued by BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A.  The Assignment has been entered into by and between Sociedad Administradora de Pensiones y Cesantías Porvenir S.A. (as assignor) and Banco de Bogotá S.A., Banco de Occidente S.A. and Grupo Aval (as assignees) according to the terms previously announced to the market since January, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel